

March 25, 2011

Via E-mail
Mr. Lawrence J. Ellison
Chief Executive Officer and Director
Oracle Corporation
500 Oracle Parkway
Redwood City, CA 94065

     Re: Oracle Corporation
            Form 10-K for the Fiscal Year ended May 31, 2010
            Filed July 1, 2010
            File No. 000-51788

Dear Mr. Ellison:

We have reviewed your letter dated February 17, 2011 in connection with the above-referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated February 3, 2011.

Form 10-K for the Fiscal Year ended May 31, 2010

Consolidated Financial Statements

Consolidated Statements of Operations, page 88

1.   We note your response to prior comment 5. Please provide us with your quantitative analysis of the allocation of such costs to the respective cost of sales for the periods presented and describe how you considered the significance of these costs relative the respective revenue streams and the costs of sales line items currently presented on your Statements of Operations. In addition, tell us how you considered the guidance of ASC 985-20-45-1 and SAB Topic 11.B.

2.   As a related matter, please explain to us why you do not present cost of sales related to new software licenses. We note that in your November 23, 2005 response to comment 81 you indicated that if the amortization of developed technology amounts becomes significant, you will present the cost of licenses, including the amortization of developed technology, separately in future filings. In your response, quantify the components of the direct costs of new software licenses revenues for the periods presented and describe how you considered the significance of these costs relative to the new licenses revenues. Please refer to Item 5-03.2 of Regulation S-X.

Notes to Consolidated Financial Statements

Note 1. Organization and Significant Accounting Policies

Revenue Recognition, page 91

3.   In your response to prior comment 7 you indicate that Premier Support is available for the first five years from the general availability date of all product releases. Please explain what you mean by the general availability date for a product and how this is factored into a support contract term period. Clarify whether Premier Support is a five-year support contract sold in connection with a software license or whether customers simply have the option of renewing an annual contract during this five-year period. In this regard, we note in your response your reference to first year support sold in connection with a software license although in your description of Premier Support on your website, it appears to be a standard five-year support period.

You may contact Joyce Sweeney, Staff Accountant at (202) 551-3449 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Philip Rothenberg, Staff Attorney, at (202) 551-3466 or Barbara C. Jacobs, Assistant Director, at (202) 551-3730. If you require further assistance, do not hesitate to contact me at (202) 551-3406.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief